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Mark A. von Bergen (503) 243-5874 mark.vonbergen@hklaw.com

May 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	Paulson Capital (Delaware) Corp. Preliminary Proxy Statement on Schedule 14A Filed May 9, 2014 File No. 0-18188

Dear Mr. Windsor:

On behalf of Paulson Capital (Delaware) Corp. (the “Company”), we hereby submit, as correspondence, our proposed response to Comment 1 of the Staff's comment letter, dated May 16, 2014. The text of the Staff’s Comment 1 is set forth below, followed by our proposed response.

General

1.

Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3 to the proposed merger with VBI, given that it appears that the transaction may have a reasonable likelihood of causing Paulson’s common stock, which is registered pursuant to Exchange Act Section 12(b), to become eligible for termination of registration or suspension of reporting under the Exchange Act. In your response, please address the following considerations:

●

Tell us whether the merger could cause Paulson’s common stock to become eligible for termination of registration or suspension of reporting under the Exchange Act. Also address whether the merger is the first step in a series of transactions which together have a reasonable likelihood of producing, directly or indirectly, one or more of the effects described in Rule 13e-3(a)(3)(ii).

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U.S. Securities and Exchange Commission

May 29, 2014

It is not expected or likely that the merger would cause the Paulson Common Stock, which is registered pursuant to Section 12(b) of the Exchange Act, to become eligible for termination of registration, or suspension under Rule 12h-3 of reporting under the Exchange Act, as a result of the VBI merger or related transactions, or to lose its listing on The NASDAQ Capital Market (“Nasdaq”). In reaching its conclusion, the Company analyzed the likelihood that the merger and the transactions contemplated in connection therewith were reasonably likely to produce one or both of the effects described in Rule 13e-3(a)(3)(ii).

Rule 13e-3(a)(3)(ii) sets out a two-pronged test for determining if a transaction is subject to Rule 13e-3. Under the first prong, a transaction or series of transactions involving a solicitation subject to Regulation 14A is subject to Rule 13e-3 if a reasonably likely effect of the transaction or series of transactions would be to cause “any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the [Securities] Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or [cause] the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12-h-3 or section 15(d).”

In a Compliance and Disclosure Interpretation (“C&DI”) issued by the Staff on January 26, 2009, the Staff offered guidance that if an issuer that was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders, such a transaction would not require the issuer to file a Schedule 13E-3. For purposes of determining the number of record holders with respect to Section 12(g) and Section 15(d), in C&DI 152.01 issued by the Staff on September 30, 2008, the Staff stated that securities held in street name by a broker-dealer are held of record only by the broker-dealer. Therefore, for purposes of determining the number of record holders under Section 12(g) and Section 15(d), the number of beneficial owners of the securities held by broker-dealers is irrelevant; only the broker-dealers are to be counted for purposes of determining the number of record holders.

As of May 20, 2014, the Company believes it had 58 registered holders of Paulson Common Stock, not including shares held by broker-dealers. In addition, as of May 21, 2014, the Company believes the remainder of the Paulson Common Stock was held in street name by 48 broker-dealers. In total, the Company believes that it has approximately 106 record holders for purposes of Section 12(g) and Section 15(d), which is below the 300 record holder threshold required for purposes of determining the need to file reports under Section 12(g) or Section 15(d). Therefore, the Company believes that it is already eligible to terminate the registration of the Common Stock under Section 12(g) and, based on the Staff’s interpretation in its January 26, 2009 C&DI, the consummation of the VBI merger and related transactions could not cause the Paulson Common Stock to become eligible for termination of registration or suspension of the obligation to report.

U.S. Securities and Exchange Commission

May 23, 2014

Under the second prong of the Rule 13e-3(a)(3)(ii) test, a transaction or series of transactions involving a solicitation subject to Regulation 14A is subject to Rule 13e-3 if a reasonably likely effect of the transaction or series of transactions would be to cause “any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The Paulson Common Stock is listed on Nasdaq. For continued listing on Nasdaq, the Paulson Common Stock must be held by at least 300 public holders. Unlike with respect to the determination of record holders for purposes of Section 12(g) and Section 15(d), Nasdaq defines a “public holder” to include both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an executive officer, director or the beneficial holder of more than 10% of the total outstanding shares of Paulson Common Stock.

As noted above, as of May 20, 2014, the Company believes it had 58 registered holders of Paulson Common Stock. At that same date, the Company believes it had at least 387 additional beneficial holders, for a total of at least 445 holders. The Company currently has six directors and executive officers, and has only one beneficial holder of more than 10% of the outstanding Paulson Common Stock. Therefore, for purposes of Nasdaq’s continued listing standards, the Company believes it has at least 438 public holders of Paulson Common Stock. As of May 21, 2014, the Company believes that only two of the 387 unregistered beneficial holders of Paulson Common Stock held less than ten shares of Paulson Common Stock. The Company further believes that, as of May 20, 2014, there were 25 registered holders who held less than 500 shares each. Even assuming that 24 of such registered holders held less than ten shares (with the other registered holder holding the balance), there would still be only 26 beneficial holders with less than ten shares each. Assuming the maximum reverse stock ratio of 1:10 is effectuated, only 26 beneficial holders would be eliminated as a result of the cash out of fractional shares. Therefore, after giving effect to the VBI merger and the transactions contemplated thereby, the Company still would have well in excess of the 300 public holders required for continued listing on Nasdaq.

U.S. Securities and Exchange Commission

May 29, 2014

In addition, the consummation of the VBI merger will result in 27 additional public holders as a result of the exchange of VBI securities for shares of Paulson Common Stock. Also, it should be noted that the consummation of the merger and the other transactions contemplated thereby is expressly conditioned on the common stock of the post-merger entity being approved for listing on Nasdaq. The merger and the other transactions contemplated thereby will not be consummated if the post-merger entity does not meet Nasdaq’s listing standards. Therefore, for this reason and the other reasons noted above, the consummation of the VBI merger and the other transactions contemplated thereby is not reasonably likely to cause any class of equity securities of the Company which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Finally, please note that the Company does not intend to produce, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

In conclusion, for the reasons stated above, the Company does not believe that Exchange Act Rule 13e-3 is applicable to the proposed merger with VBI and the transactions contemplated in connection therewith.

●	Tell us whether any of the VBI selling shareholders are affiliates of Paulson. See Rule 13e-3(a)(1).

No VBI shareholders are affiliates of the Company, as "affiliate" is defined in Rule 13e-3(a)1.

●

Tell us whether either of the July 2013 Investors are affiliates of Paulson. If so, it appears that they are indirectly engaged in the transaction insofar as they agreed to loan funds to VBI in exchange for bridge notes convertible into shares of the surviving company.

Neither July 2013 investor is an affiliate, as DKR owns only 143,887 shares of Paulson Common Stock and Hudson Bay owns only 143,886 shares of Paulson Common Stock. Both DRK and Hudson Bay have "blockers" in place to prevent their ownership interest from exceeding 4.99% of the outstanding Paulson Common Stock. Barry Honig of DKR does individually own additional shares of Paulson Common Stock, bringing his total ownership interest to only 5.1% of the outstanding shares of Paulson Common Stock.

●

Tell us how Mr. Davis’ equity interest in and position with Paulson will change as a result of the merger. Similarly, tell us how Mr. Timmons’ equity interest in and position with Paulson will change as a result of the merger. For guidance, refer to Sections 201.01 and 201.05 of the Division’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website.

U.S. Securities and Exchange Commission

May 29, 2014

Messrs. Davis and Timmins are currently directors of the Company; Mr. Davis is also President of the Company. The parties to the VBI merger have agreed that Messrs. Davis and Timmins will be on the post-merger board of the Company (to be renamed VBI Vaccines Inc., if the requisite stockholder approval is obtained), but neither of the two will be an officer of the post-merger entity, and they will only participate in management as directors. Each will receive the same compensation package to which the other directors of the post-merger entity will be entitled, and nothing more. The level of continuity of management contemplated by Exchange Act Release No. 16075 does not exist. Moreover, Messrs. Davis and Timmins will not hold a material amount of the post-merger entity's outstanding equity securities, hold senior management positions, or otherwise be in a position to "control" the post-merger company within the meaning of Exchange Act 12b-2. Accordingly, even if this were a going-private transaction, Messrs. Davis and Timmins should not be deemed Schedule 13E-3 filing persons.

Please direct any questions or comments regarding this letter to me at (503) 243-5874 or to Michael Taylor at (503) 517-2920.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen Mark A. von Bergen

U.S. Securities and Exchange Commission

May 29, 2014

Cc: Trent Davis